UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2022

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of a letter dated March 18, 2022 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION Buenos Aires, March 18, 2022 Comisión Nacional de Valores

Call for the General Ordinary and Extraordinary Shareholders’ Meeting to be held on April 27, 2022

I am writing to you as Attorney in fact of Telecom Argentina S.A. to inform you that the Company’s Board of Directors, in a meeting held today, resolved to summon an Ordinary and Extraordinary General Shareholders’ Meeting to be held on April 27, 2022, at 11:00 a.m. on the first call, and at 12:00 p.m. on the second call, to deal with the agenda of the ordinary shareholders’ meeting, in order to discuss, among other items, the accounting documentation corresponding to the fiscal year ended December 31, 2021.

The Shareholders’ Meeting will be held remotely, complying with the precautions provided by the General Resolution No. 830/2020 of the Comisión Nacional de Valores.

We will submit in due time and manner the additional documentation required by Section 4, Chapter II, Title II of the ‘Comisión Nacional de Valores’ Rules (N.T. 2013).

Sincerely,

Telecom Argentina S.A.

/s/ Andrea V. Cerdán
Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	March 18, 2022	By:	/s/ Fernando J. Balmaceda
			Name:	Fernando J. Balmaceda
			Title:	Responsible for Market Relations